November 28, 2008

By EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Attention:	Mr. Roger Schwall, Division of Corporation Finance
Ms. Anne Nguyen Parker, Division of Corporation Finance Ms. Laura Nicholson, Division of Corporation Finance

Re:	Application to Withdraw Registration Statement on Form F-4 of BHP Billiton Limited and BHP Billiton Plc (File No. 333-153864)

Dear All:

The offers (the “Offers”) by BHP Billiton Limited for the ordinary shares and American Depositary Shares ("ADSs") of Rio Tinto plc and Rio Tinto Limited lapsed on November 26, 2008.

As a result of the lapse of the Offers, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, BHP Billiton Limited and BHP Billiton Plc hereby request that an order be issued by the U.S. Securities and Exchange Commission (the “Commission”) as soon as possible granting the withdrawal of BHP Billiton Limited's and BHP Billiton Plc's joint Registration Statement on Form F-4 (File No. 333-153864), including all exhibits thereto (the “Registration Statement”).  The Registration Statement was filed to register securities to be issued to holders of ordinary shares and ADSs of Rio Tinto plc in connection with the Offers.

No BHP Billiton Limited or BHP Billiton Plc securities were issued in connection with the Offers or pursuant to the Registration Statement.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at BHP Billiton Limited, 180 Lonsdale Street, Melbourne, Victoria, 3000 Australia and BHP Billiton Plc, Neathouse Place, Victoria, London, United Kingdom; with a copy to our U.S. counsel, Skadden, Arps, Slate, Meagher and Flom LLP, Four Times Square, New York, NY 10036-6522, Attention: Daniel Wolf.  If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Daniel Wolf at 212.735.3688.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission throughout the process of the Offers.

Respectfully submitted,

BHP Billiton Limited BHP Billiton Plc

By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary